UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission File No. 001-31970
TRW Automotive Retirement Savings Plan
TRW Automotive Holdings Corp.
12001 Tech Center Drive
Livonia, Michigan 48150

Financial Statements and Supplemental Schedule
TRW Automotive Retirement Savings Plan
December 31, 2005 and 2004
With Report of Independent Registered Public Accounting Firm

TRW Automotive Retirement Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12

Exhibit
Consent of Ernst & Young LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Retirement Committee of the
  TRW Automotive Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the TRW Automotive Retirement Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP
Troy, Michigan
June 26, 2006

TRW Automotive Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Employer contributions receivable	$206,530	$271,745
Other receivables	8,667	—

Investments at fair value:
Interest-bearing cash	5,167	—
Common/collective trust fund	30,077,343	28,625,445
Mutual funds	213,517,872	176,231,781
Participant loans	7,749,133	7,310,222
Employer securities	20,270,719	5,746,313

Investments	271,620,234	217,913,761

Net assets available for benefits	$271,835,431	$218,185,506

See accompanying notes to financial statements.

TRW Automotive Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December
	2005	2004

Additions
Investment Income:
Interest and dividends	$11,390,502	$6,573,183

Contributions:
Employee	36,080,725	35,183,623
Employer	11,201,624	12,246,051
Employee rollovers	7,862,184	21,826,244

Total contributions	55,144,533	69,255,918

Total additions	66,535,035	75,829,101

Deductions
Benefit payments	20,251,522	14,006,159
Deemed distributions	24,369	337,673
Administrative expenses	90,689	42,036

Total deductions	20,366,580	14,385,868

Net realized and unrealized appreciation in fair value of investments	7,481,470	11,844,540

Net increase	53,649,925	73,287,773

Net assets available for benefits at beginning of period	218,185,506	144,897,733

Net assets available for benefits at end of period	$271,835,431	$218,185,506

See accompanying notes to financial statements.

TRW Automotive Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
1. Description of Plan
The following description of the TRW Automotive Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
The Plan is a defined-contribution benefit plan designated to provide eligible employees of a participating plant, division, or subsidiary of TRW Automotive US LLC, (the “Company” or “TRW”) with a vehicle to systematically save funds to supplement their retirement benefits. The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility
Employees of the specified locations in the Plan document are eligible to participate in the Plan on the first day of employment with the Company. Employees are eligible to participate in the Plan for purposes of receiving the Company match after completing six months of service. Effective January 1, 2005, employees hired after January 3, 2005, are eligible to receive the Company match after completing one year of service.
Contributions
Each year, participants may contribute a percentage of pre-tax annual compensation not to exceed the applicable IRS limitations ($14,000 and $13,000 for 2005 and 2004, respectively), as well as up to 10% of after tax compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Effective July 1, 2004, the Company contributes an amount equal to 50% of the participant’s pretax contribution up to 6% of the participant’s compensation. Prior to July 1, 2004, the Company contributed an amount equal to 100% of the participant’s pre-tax contribution up to 3% of the participant’s compensation.
Upon enrollment, a participant may direct contributions in 1% increments to any of the Plan’s fund options. Participants may change their investment options or transfer assets between investment options at any time during the year.

TRW Automotive Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
1. Description of the Plan (continued)
Participant Accounts
Each participant’s account is credited with the participant’s contributions, Company’s contribution, if applicable, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided not in excess of the participant’s vested account balance.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Participants who were employees of the Company prior to February 28, 2003 are 100% vested in the Company’s matching contributions. For participants who were hired after February 28, 2003, vesting in the Company matching contribution of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 20% vested after one year of credited service and is 100% vested after five years of credited service. Full vesting also occurs upon death, permanent disability or attainment of age 65.
Forfeitures
Nonvested employer contributions of terminated employees become forfeitures after a one-year break in service and shall be used to reduce future employer contributions or administrative expenses. Approximately $50,215 was available to pay additional Plan expenses at December 31, 2005 and $14,066 at December 31, 2004.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a prime interest rate on the last business day of the preceding calendar quarter (as published in The Wall Street Journal) plus one percentage point. Principal and interest is paid ratably through regular payroll deductions.
Payment of Benefits
On termination of service, upon death, disability or retirements, a participant may receive a lump-sum amount equal to the vested value of their account. Withdrawals are also permitted for financial hardship or upon attainment of age 59-1/2 under certain provisions of the Plan. After-tax savings may be withdrawn any time upon a participant’s request.

TRW Automotive Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
Distributions to participants and beneficiaries will be made at such time after termination or discontinuance of contributions to the Plan as provided by the Plan agreement.
Plan Changes
On July 21, 2004, the Company filed a Form S-8 with the U.S. Securities and Exchange Commission pursuant to which TRW common stock was added as an investment option under the Plan.
In July 2004, administration of the Plan was transferred to Fidelity Investments Institutional Operations Company, Inc (“Fidelity”).
Investment Options
The Plan provides for 25 investment options which include the following funds:
•	Fidelity Managed Income Portfolio
•	PIMCO Total Return Fund – Administrative Class
•	Dodge & Cox Balanced Fund
•	Dodge & Cox Stock Fund
•	Lord Abbett Mid-Cap Value Fund – Class A
•	Fidelity Dividend Growth Fund
•	Spartan U.S. Equity Index Fund
•	Lord Abbett Small-Cap Value Fund – Class A
•	Fidelity Blue Chip Growth Fund
•	Artisan Mid Cap Fund
•	Fidelity Small Cap Stock Fund
•	American Funds EuroPacific Growth Fund – Class R5
•	Morgan Stanley International Fund, Inc. – International Equity Portfolio – Class B
•	TRW Stock Fund
•	Fidelity Freedom Income Fund
•	Fidelity Freedom 2000 Fund
•	Fidelity Freedom 2005 Fund
•	Fidelity Freedom 2010 Fund

TRW Automotive Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
•	Fidelity Freedom 2015 Fund
•	Fidelity Freedom 2020 Fund
•	Fidelity Freedom 2025 Fund
•	Fidelity Freedom 2030 Fund
•	Fidelity Freedom 2035 Fund
•	Fidelity Freedom 2040 Fund
•	Fidelity Magellan Fund (2004 only)
•	DWS RREEF Real Estate Securities Fund (2005 only)
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements are presented on the accrual basis of accounting.
Valuation of Investments and Income Recognition
Investments in mutual funds are stated at their aggregate current value based upon quoted market prices. Securities of the Company are valued based upon quoted market prices as of the end of the year. Participant loans are valued at their outstanding balances, which approximate fair value.
Common/collective trust funds are stated at fair value as determined by the trustee. Thereof, the Fidelity Managed Income Portfolio’s policy is to maintain a stable net asset value of $1.00 per unit. The Portfolio is valued daily, and the net asset value per unit is calculated as of the close of business of the New York Stock Exchange. To achieve its investment objective, the Portfolio may invest in short- and long-term investment contracts issued by insurance companies (GICs), some of which may be indexed or include index-structured maturities; investment contracts issued by commercial banks (BICs); synthetic investment contracts, comprising underlying assets (typically fixed-income securities or bond funds) and ‘wrapper’ contract issued by a third-party; and cash-equivalents. Investments in GICs, BICs and synthetic investment contract are valued at contract value, which could be more or less than fair value. These investment contracts provide for benefit responsive withdrawals at contract value including those instances when, in connection with synthetic investment contracts, underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts. If management becomes aware of an event or events that has or have occurred affecting the Portfolio’s value, an adjustment is recorded. Underlying debt securities for which quotations are readily available are valued at their most recent bid prices (sales prices if the principal market is an exchange) in the principal market

TRW Automotive Retirement Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
in which such securities are normally traded, as determined by recognized dealers in such securities, or securities are valued on the basis of information provided by a pricing service.
Unrealized and realized gains or losses are reflected currently in the statement of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Administrative Expenses
Certain administrative expenses of the Plan related to loans, withdrawals and qualified domestic relation orders are paid by the participants. All other administrative expenses are paid for and by the Company.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Investments
During the years ended December 31, 2005 and 2004, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

	Net Realized and Unrealized
	Appreciation in Fair Value
	of Investments
	2005	2004

Mutual funds	$4,117,686	$11,179,079
Common/collective trust funds	—	369,006
Employer securities	3,363,784	296,455

	$7,481,470	$11,844,540

TRW Automotive Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2005	2004
Pimco Total Return Fund-Administrative Class	$30,548,380	$27,570,255
Lord Abbett Mid Cap Value Fund – Class A	28,068,200	23,237,051
Fidelity Small Cap Stock Fund	16,460,232	15,134,140
Fidelity Managed Income Portfolio	30,077,343	28,625,445
Fidelity Dividend Growth	25,465,356	*
Spartan U.S. Equity Index Fund	21,205,073	20,440,261
Dodge & Cox Balanced Fund	15,185,629	*
Dodge & Cox Stock Fund	13,787,892	*
AF Europac Growth R5	14,544,123	*
TRW Stock Fund	20,270,719	*
Fidelity Magellan Fund	*	20,618,428

*	Investment option less than 5% of net assets for period presented.
4. Related Party Transactions
Certain plan investments are units of participation in common trust funds and shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.
5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

TRW Automotive Retirement Savings Plan
Notes to Financial Statements (continued)
6. Income Tax Status
The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”). However, the plan administrator believes that the Plan has been designed to comply with and is operating in accordance with the requirements of the Code and, therefore, believes the Plan is qualified and the related trust is exempt from taxation.

Supplemental Schedule

TRW Automotive Retirements Savings Plan
EIN: 14-1857697 Plan Number: 001
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2005

Identity of Issuer, Borrower,		Current
Lessor or Similar Party	Description of Investments	Value
American Funds	American Funds EuroPacific Growth Fund — Class R5	$14,544,123

Fidelity*	Fidelity Blue Chip Growth Fund	9,389,602
	Fidelity Dividend Growth Fund	25,465,356
	Fidelity Small Cap Stock Fund	16,460,232
	Fidelity Freedom Income Fund	294,283
	Fidelity Freedom 2000 Fund	193,472
	Fidelity Freedom 2005 Fund	51,401
	Fidelity Freedom 2010 Fund	1,074,515
	Fidelity Freedom 2015 Fund	950,294
	Fidelity Freedom 2020 Fund	730,246
	Fidelity Freedom 2025 Fund	890,412
	Fidelity Freedom 2030 Fund	966,332
	Fidelity Freedom 2035 Fund	405,805
	Fidelity Freedom 2040 Fund	679,964
	Managed Income Portfolio	30,077,343
	Spartan US Equity Index Fund	21,205,073

PIMCO	PIMCO Total Return — Administrative Class	30,548,380

Dodge & Cox	Dodge & Cox Balanced Fund	15,185,629
	Dodge & Cox Stock Fund	13,787,892

Morgan Stanley	MSI Fund, Inc. — International Equity Portfolio — Class B	6,445,752

Lord Abbett	Lord Abbett Mid-Cap Value Fund — Class A	28,068,200
	Lord Abbett Small Cap Value Fund — Class A	12,841,128

TRW Automotive*	TRW Stock Fund	20,270,719

Artisan	Artisan Mid-Cap Fund	11,349,504

DWS	DWS RREEF Real Estate Securities Fund	1,990,277

Other	Interest Bearing Cash	5,167

Participants*	Participants loans, interest rates range from 5.0% to 10.5%, with various maturity dates	7,749,133

Total assets held		$271,620,234

*	Parties- in- interest
Note: Historical cost information is not disclosed since all investments are participant directed.

Signature
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TRW Automotive Retirement Savings Plan (Name of Plan)

	By:	/s/ Joseph S. Cantie Joseph S. Cantie
Date: June 28, 2006		Vice President and Chief Financial Officer
TRW Automotive U.S. LLC

TRW AUTOMOTIVE HOLDINGS CORP.
ANNUAL REPORT ON FORM 11-K
INDEX TO EXHIBITS

Exhibit
Number	Documents

23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm